111 Huntington Avenue Boston, MA 02199 Telephone: 617-239-0100 Fax: 617-227-4420 www.lockelord.com
Matthew C. Dallett Partner Direct Telephone: 617-239-0303 Direct Fax: 866-955-8690 matthew.dallett@lockelord.com

May 18, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director

Re:	National General Holdings Corp.
Registration Statement on Form S-4
Filed March 3, 2016
File No. 333-209916

Dear Ms. Hayes:

On behalf of our client, National General Holdings Corp. (“National General”), we are providing this further response to your letter of March 31, 2016 to Jeffrey Weissmann, General Counsel and Secretary of National General, providing comments on the Registration Statement on Form S-4 that National General filed on March 3, 2016, and to the additional comments of the Staff of the Division of Corporation Finance made in telephone conversations with the undersigned on April 20 and April 22, 2016. This supplements our letter of April 7, 2016. National General is filing herewith an amendment to its Form S-4 (the “Amended S-4”) including the disclosures described below as well as necessary updating changes. All statements of fact herein are statements of National General. Capitalized terms have the same respective meanings as when used in the Amended S-4.

Comment (2) in your March 31, 2016 letter noted that neither the number of shares to be issued in the Offering nor the price per share will be known until after the expiration of the Offering and, therefore, at the time subscription right holders will be asked to make an irrevocable investment decision, they will not know the price per share or the number of shares they are purchasing. The comment inquired how the prospectus will satisfy the requirements of Section 10(b) at the time of effectiveness. Supplementing our April 7 response, based on our telephone conversations with the Staff, the prospectus included in the Amended S-4 provides as follows:
1.On each day during the 10-day VWAP calculation period, National General will make available on a website the trailing 10-day VWAP calculated as of market close on the preceding day.

Securities and Exchange Commission
May 18, 2016

2.As soon as practicable after market close on the last day of the pricing period, National General will provide the final 10-day VWAP to those persons from whom it has received valid subscriptions. This will be done by posting it on the same website and will include the deadline referred to below.
3.National General will allow those subscribers to revoke their subscriptions until a deadline that will be an hour after it has provided the final VWAP. Accordingly, the discount and, thus, the final price per share will be calculated at that deadline.
4.In addition, the Amended S-4:
(a)in the cover (i) discloses that the price per share won’t be finally determined until after the offering has concluded, (ii) discloses that subscriptions will be revocable during that final hour, and (iii) includes a cross reference to the pricing discussion in the Offering section;
(b)provides a more clear statement of the approximate maximum number of shares issuable in the offering;
(c)clarifies that there is no absolute durational limit on the offering; and
(d)includes enhanced disclosure regarding refunds as requested in comment (3) of your March 31 comment letter.
Please contact me at (617) 239-0303 or matthew.dallett@lockelord.com if you have any questions or require any additional information.
Sincerely,
/s/ Matthew C. Dallett
Matthew C. Dallett

cc:	Jeffrey Weissmann, General Counsel and Secretary - National General Holdings Corp.
Michael P. Goldman, Sidley Austin LLP